MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                  8/F East Area
                    Century Golden Resources Business Center
                                 69 Banjing Road
                                Haidian District
                       Beijing, People's Republic of China
                                     100089

January 26, 2005

By EDGAR Transmission and by Facsimile Transmission

Mr. Andrew Mew
Staff Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Mail Stop 0409

Re:   Minghua Group International Holdings Limited
      Form 8-K Filed January 11, 2005

      Minghua Group International Holdings Limited (Minghua or the Company) hereby submits its responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff's letter, dated January 18, 2005, providing the Staff's comments with respect to the above referenced current report on Form 8-K (the 8-K).

      For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of Minghua. References in this letter to "we," "us" and "our" refer to Minghua unless the context indicates otherwise.

Disagreements

      1. Please revise to clarify the periods in which there were no disagreements with Livingston, Wachtell & Co. LLP on any matters of accounting principles or practices, financial disclosures, or auditing scope or procedure. For example, state whether during the registrant's most recent fiscal year and any subsequent interim period through the date of dismissal, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure.

      Minghua Response:

      We have filed with the SEC today an amendment to the 8-K. The 8-K/A contains revised disclosure that clarifies the periods in which there were no disagreements with Livingston, Wachtell & Co., LLP on any matters of accounting principles or practices, financial disclosures, or auditing scope or procedure.

Company Acknowledgement

      Minghua hereby acknowledges that:

      o Minghua is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

      o Minghua may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

      If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-884-52568 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

                                   Sincerely,

                                   MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED.

                                   By: /s/ Chang-de Li
                                      ------------------------------------------
                                       Chang-de Li
                                       Interim Chief Executive Officer